UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [7 CFR 270.17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	811-10475	12-31-2010

2.	State identification number

AL X	AK X	AZ X	AR X	CA X	CO X
CT	DE	DC	FL X	GA X	HI
ID X	IL X	IN X	IA X	KS X	KY X
LA	ME	MD	MA	MI	MN X
MS	MO X	MT	NE X	NV X	NH
NJ X	NM	NY X	NC X	ND X	OH X
OK X	OR X	PA X	RI	SC	SD
TN X	TX X	UT X	VT	VA X	WA X
WV	WI X	WY	PUERTO RICO
Other (specify):

3.	Exact number of investment company as specified in registration statement: COUNTRY Mutual Funds Trust 333-68270

4.	Address of principal executive office (number, street, city, state, zip code): 1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., and one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Ernst & Young LLP 875 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Tel: 414 273 5900 Fax: 414 223 7200 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Trustees
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the lnvestment Company Act of 1940, that COUNTRY VP Growth Fund and COUNTRY VP Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the lnvestment Company Act of 1940 (the “Act”) as of December 31, 2010.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of December 31, 2010 and, with respect to agreement of security purchases and sales, for the period from November 10, 2010 (the date of our last examination), through December 31, 2010:

●	Confirmation of all securities held by institutions in book entry form with Depository Trust Company (for DTC eligible securities) and Northern Trust (for non-DTC eligible securities);

●	Confirmation of all mutual fund holdings with the account representative of each fund complex;

●	Confirmation of all unsettled trades with the respective broker;

●	Reconciliation of all such securities and investments to the books and records of the Funds and COUNTRY Trust Bank, N.A., the Custodian; and

●	Agreement of 3 security purchases and 3 security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

A member firm of Ernst & Young Global Limited

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2010, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, Wisconsin
February 25, 2011

615 East Michigan Street PO Box 701 Milwaukee, Wisconsin 53201-0701 Toll free (800) 245-2100 www.countrymutualfunds.com

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940

February 25, 2011

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY VP Growth Fund and COUNTRY VP Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2010 and from November 10, 2010 through December 31, 2010.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2010 and from November 10, 2010 through December 31, 2010, with respect to securities reflected in the investment accounts of the Funds.